SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 September 2008

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-123972) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

PRESENTATION OF INFORMATION

Acquisition of ABN AMRO
On 17 October 2007, RFS Holdings B.V. ("RFS Holdings''), a company jointly owned by The Royal Bank of Scotland Group plc ("RBS"), Fortis N.V., Fortis SA/NV ("Fortis") and Banco Santander S.A. ("Santander") (together, the "Consortium Banks'') and controlled by RBS, completed the acquisition of ABN AMRO Holding N.V. ("ABN AMRO'').

RFS Holdings is implementing an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

• Continuing businesses of Business Unit North America;

• Business Unit Global Clients and wholesale clients in the Netherlands
  (including former Dutch wholesale clients) and Latin America (excluding Brazil);

• Business Unit Asia (excluding Saudi Hollandi); and

• Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Banks.

RFS Holdings is jointly owned by the Consortium Banks.  It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the results of the RBS Group for the year ended 31 December 2007 and the half year ended 30 June 2008 include the results of ABN AMRO for 76 days and the full six months respectively.  The interests of Fortis and Santander in RFS Holdings are included in minority interests.

Subsequent events
On 29 September 2008, Fortis announced that it plans to sell its interest in RFS Holdings, the company that owns ABN AMRO. Fortis has already paid in full in cash for its shares in RFS Holdings, and the financial consequences of any sale would lie with Fortis.  It would not affect the integration benefits envisaged by the Group, nor would it affect the businesses to be retained by the Group.  The Group will review the carrying value of the goodwill attributable to the Fortis ABN AMRO businesses in the light of the disposal price and the value in use of these businesses.  Any change to the carrying value recognised would be attributable to the Fortis minority interest and would therefore not affect the Group’s earnings per share.

Restatements
The income statement and cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real as a discontinued operation. Accordingly, certain information presented throughout this Form 6-K does not agree to the information disclosed in the 2007 Annual Report on Form 20-F (the "2007 Form 20-F").

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2008

	First half	First half
	2008	2007
	£m	£m

Interest receivable	24,080	13,458
Interest payable	15,498	8,075
Net interest income	8,582	5,383
Fees and commissions receivable	4,917	3,588
Fees and commissions payable	(1,188)	(916)
(Loss)/income from trading activities	(3,373)	1,875
Other operating income (excluding insurance premium income)	1,635	1,712
Insurance premium income	3,308	3,193
Reinsurers’ share	(152)	(145)
Non-interest income	5,147	9,307
Total income	13,729	14,690
Staff costs	5,523	3,494
Premises and equipment	1,218	748
Other administrative expenses	2,420	1,319
Depreciation and amortisation	1,410	835
Operating expenses*	10,571	6,396
Profit before other operating charges and impairment losses	3,158	8,294
Insurance claims	2,264	2,468
Reinsurers’ share	(75)	(53)
Impairment losses	1,661	871
Operating (loss)/profit before tax	(692)	5,008
Tax (credit)/charge	(333)	1,272
(Loss)/profit from continuing operations	(359)	3,736
Profit from discontinued operations, net of tax	234	-
(Loss)/profit for the period	(125)	3,736
Minority interests	452	75
Other owners' dividends	225	106
(Loss)/profit attributable to ordinary shareholders	(802)	3,555

Basic earnings per ordinary share	(6.6p )	32.3	p

Diluted earnings per ordinary share	(6.6p )	32.0	p

*Operating expenses include:	£m	£m
Integration costs:
- Administrative expenses	302	26
- Depreciation and amortisation	14	29
	316	55
Amortisation of purchased intangible assets	182	43
	498	98

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit
Loss before tax was £692 million compared with a profit of £5,008 million in the first half of 2007.  The results have been adversely affected by credit market write-downs of £5,925 million.

Total income
Total income was down 7% to £13,729 million, principally due to the credit market write-downs.

Net interest income increased to £8,582 million and represents 63% of total income (2007 – 37%).

Non-interest income decreased to £5,147 million principally due to the credit market write-downs of £5,925 million offset by a movement in the fair value of own debt of £812 million, and represents 37% of total income (2007 – 63%).

Operating expenses
Operating expenses rose to £10,571 million. Integration costs were £316 million compared with £55 million in 2007.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, decreased by 9% to £2,189 million.

Impairment losses
Impairment losses were £1,661 million, compared with £871 million in 2007.

Risk elements in lending and potential problem loans represented 1.44% of gross loans and advances to customers excluding reverse repos at 30 June 2008 (31 December 2007 – 1.64%).

Provision coverage of risk elements in lending and potential problem loans was 57% (31 December 2007 – 56%).

Taxation
The effective tax rate for the first half of 2008 was 48.1% compared with 25.4% in the first half of 2007.

Earnings
Basic earnings per ordinary share decreased from 32.3p to (6.6p).

Capital
Capital ratios at 30 June 2008 were 6.7% (Core Tier 1), 9.1% (Tier 1) and 13.2% (Total).

Rights issue
In June 2008, the company completed the £12 billion rights issue announced in April 2008.  As a result, on 9 June 2008, the company issued 6.1 billion new ordinary shares of 25p each.

Capitalisation issue
As announced in April 2008, the company issued new ordinary shares of 25p each in the company in September 2008 instead of paying an interim dividend in cash.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2008

	30 June	31 December
	2008	2007
	£m	£m
Assets
Cash and balances at central banks	35,580	17,866
Treasury and other eligible bills	50,730	18,229
Loans and advances to banks	152,292	219,460
Loans and advances to customers	807,867	829,250
Debt securities	207,009	276,427
Equity shares	37,689	53,026
Settlement balances	27,624	16,589
Derivatives	483,281	337,410
Intangible assets	43,471	48,492
Property, plant and equipment	16,172	18,750
Prepayments, accrued income and other assets	23,493	19,066
Assets of disposal groups	63,537	45,954
Total assets	1,948,745	1,900,519

Liabilities
Deposits by banks	245,184	312,633
Customer accounts	643,622	682,365
Debt securities in issue	274,719	273,615
Settlement balances and short positions	84,083	91,021
Derivatives	475,731	332,060
Accruals, deferred income and other liabilities	24,104	34,520
Deferred taxation	3,573	5,510
Insurance liabilities	9,596	10,162
Subordinated liabilities	39,661	37,979
Liabilities of disposal groups	44,779	29,228
Total liabilities	1,845,052	1,809,093
Equity:
Minority interests	42,056	38,388
Owners’ equity*
Called up share capital	4,064	2,530
Reserves	57,573	50,508
Total equity	103,693	91,426
Total liabilities and equity	1,948,745	1,900,519

*Owners’ equity attributable to:
Ordinary shareholders	53,283	44,684
Other equity owners	8,354	8,354
	61,637	53,038

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £1,948.7 billion at 30 June 2008 were up £48.2 billion, 3%, compared with 31 December 2007.

Cash and balances at central banks were up £17.7 billion to £35.6 billion reflecting increased placings with the Bank of England and the Dutch National Bank.

Treasury and other eligible bills increased by £32.5 billion to £50.7 billion, due to higher trading activity and liquidity management.

Loans and advances to banks decreased by £67.2 billion, 31%, to £152.3 billion or £63.5 billion, 29% following the transfer of £3.7 billion to assets of disposal groups. Reverse repurchase agreements and stock borrowing ("reverse repos") were down by £68.2 billion, 39% to £107.8 billion. Excluding reverse repos, bank placings increased by £4.7 billion, 12%, to £44.5 billion.

Loans and advances to customers were down £21.4 billion, 3%, to £807.9 billion but up £2.0 billion after the transfer of £23.4 billion to disposal groups.  Within this, reverse repos decreased by 40%, £56.4 billion to £86.0 billion.  Excluding reverse repos, lending rose by £58.4 billion, 9% to £721.9 billion reflecting organic growth.

Debt securities decreased by £69.4 billion, 25%, to £207.0 billion and equity shares decreased by £15.3 billion, 29%, to £37.7, billion principally due to lower holdings in Global Banking & Markets and the transfer of £4.8 billion to assets of disposal groups.

Settlement balances rose by £11.0 billion, 67% to £27.6 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets declined by £5.0 billion, 10% to £43.5 billion, reflecting the disposals of the Asset Management business of ABN AMRO and Banca Antonveneta and the classification of Banco Real and other businesses of ABN AMRO acquired by Santander to assets of disposal groups, partially offset by exchange rate movements and goodwill of £0.2 billion arising on the Sempra joint venture.

Property, plant and equipment decreased by £2.6 billion, 14% to £16.2 billion largely due to the disposal of Angel Trains.

Prepayments, accrued income and other assets were up £4.4 billion, 23% to £23.5 billion.

Assets and liabilities of disposal groups increased due to the classification of Banco Real and other businesses of ABN AMRO acquired by Santander as discontinued operations and the recently announced proposed disposals of Tesco Personal Finance and the European Consumer Finance business in Germany and Austria, partially offset by completion of the sale of the former Asset Management business of ABN AMRO to Fortis and of Banca Antonveneta to Monte dei Paschi di Sienna.

Deposits by banks declined by £67.4 billion, 22% to £245.2 billion or £54.1 billion, 18% after the transfer of £13.3 billion to liabilities of disposal groups. This reflected decreased repurchase agreements and stock lending ("repos"), down £50.8 billion, 31% to £112.2 billion combined with lower inter-bank deposits, down £3.3 billion, 2% to £133.0 billion.

Customer accounts were down £38.7 billion, 6% to £643.6 billion or £17.4 billion, 3% net of the transfer of £21.3 billion to disposal groups.  Within this, repos decreased £42.5 billion, 32% to £92.4 billion.  Excluding repos , deposits rose by £25.1 billion, 5%, to £551.2 billion.

Settlement balances and short positions were down £6.9 billion, 8%, to £84.1 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Accruals, deferred income and other liabilities decreased £10.4 billion, 30%, to £24.1 billion.

Deferred taxation liabilities decreased by £1.9 billion, 35% to £3.6 billion due in part to the sale of Angel Trains.

Subordinated liabilities were up £1.7 billion, 4% to £39.7 billion.  The issue of £1.7 billion dated loan capital and the effect of exchange rate and other adjustments, £0.9 billion, were partially offset by the redemption of £0.4 billion of dated loan capital and the transfer of £0.5 billion to liabilities of disposal groups.

Equity minority interests increased by £3.7 billion, 10% to £42.1 billion,  primarily due to the effect of exchange rate movements of £2.9 billion of which £2.7 billion related to the Fortis and Santander investments in RFS Holdings, and the £0.8 billion equity raised as part of the Sempra joint venture.  A reduction in the market value of the investment in Bank of China attributable to minority shareholders was largely offset by attributable profits.

Owners' equity increased by £8.6 billion, 16% to £61.6 billion.  Proceeds of £12.0 billion from the rights issue, net of £0.2 billion expenses, together with exchange rate movements of £0.7 billion were partially offset by the attributable loss for the period of £0.6 billion, a £0.9 billion decrease in available-for-sale reserves, net of tax, reflecting £0.3 billion in the Group’s share in the investment in Bank of China and £0.6 billion in other securities, the majority of which related to ABN AMRO, and the payment of the 2007 final ordinary dividend of £2.3 billion and other dividends of £0.2 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

On 28 February 2008, the company announced changes to its organisational structure which are aimed at recognising RBS’s presence in over 50 countries and facilitating the integration and operation of its expanded footprint. Following the acquisition of ABN AMRO in October 2007, the Group’s new organisational structure incorporates those ABN AMRO businesses to be retained by the Group but excludes the ABN AMRO businesses to be acquired by Fortis and Santander. This new organisational structure is expected to give RBS the appropriate framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it.

Global Markets is focused on the provision of debt and equity financing, risk management and transaction banking services to large businesses and financial institutions in the United Kingdom and around the world. Its activities have been organised into two divisions, Global Banking & Markets and Global Transaction Services.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The expanded division is organised along four principal business lines: rates, currencies, and commodities; equities; credit markets; and asset and portfolio management.

•
Rates, Currencies and Commodities provides risk management, sales and trading activities in G11 and non-G11 (Local Markets) currencies/jurisdictions across this broad set of asset classes. Key product offering includes spot FX, local markets trading, short term markets and financing, inflation products, swaps and bonds (G11) and covered bonds, interest rate and currency options and hybrids and prime brokerage and futures. It also includes RBS Sempra Commodities LLP, the commodities-marketing joint venture between RBS and Sempra Energy which was formed on 1 April 2008.

•
Equities provides a full range of origination, trading and distribution of cash and derivative products. The business provides a multi product approach operating through a wide range of channels with an emphasis on revenue diversification. Key product offerings include equity origination, core equities sales and trading, equity derivatives (sales & trading) and equity financing and collateral trading.

•
Credit Markets offers a full range of origination, trading and distribution activities on a global basis for clients across all sectors. Key product offerings include corporate & structured debt capital markets (DCM), financial institutions DCM, leveraged finance, real estate finance, project finance, financial structuring and credit trading.

•
Asset and Portfolio Management manages the lending portfolio and other assets of GBM and some third parties, ensuring efficient management of capital, credit and liquidity via portfolio management and global markets treasury. Key fund product offerings include fund of funds structures, multi-manager strategies, private equity & credit funds, other core products are equity finance and asset finance (covering shipping and aviation).

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Regional Markets is organised around the provision of retail and commercial banking to customers in four regions: the United Kingdom, the United States, Europe and the Middle East and Asia. This includes the provision of wealth management services both in the United Kingdom and internationally.

UK Retail & Commercial Banking comprises retail, corporate and commercial banking and wealth management services in the United Kingdom. RBS UK supplies financial services through both the RBS and NatWest brands, offering a full range of banking products and related financial services to the personal, premium and small business (‘‘SMEs’’) markets. It serves customers through the largest network of branches and ATMs in the United Kingdom, as well as by telephone and internet. Together, RBS and NatWest hold the joint number one position in personal current accounts and are the UK market leader in SME banking. The division also issues credit and charge cards and other financial products, including through other brands such as MINT and First Active UK.

The UK wealth management arm provides private banking and investment services to clients through Coutts, Adam & Company, RBS International and NatWest Offshore.

In corporate and commercial banking the division is the largest provider of banking, finance and risk management services in the United Kingdom. Through its network of relationship managers across the country, it distributes the full range of RBS Group products and services to companies.

US Retail & Commercial Banking provides financial services through the Citizens and Charter One brands as well as through Kroger Personal Finance, its credit card joint venture with the second-largest US supermarket group.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the tenth-largest commercial banking organisation in the United States based on deposits as at 31 March 2008.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group’s combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank, including First Active, provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provides services in the corporate and institutional markets.

The retail and commercial businesses in Europe and the Middle East offer services in Romania, Russia, Kazakhstan and the United Arab Emirates.

Asia Retail & Commercial Banking holds prominent market positions in India, Pakistan, China and Taiwan as well as presences in Hong Kong, Indonesia, Malaysia and Singapore. It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Group Manufacturing comprises the Group’s worldwide manufacturing operations.  It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The results of each division before amortisation of purchased intangible assets, integration costs and share of shared assets ("Contribution") are shown below. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses.

	First half	First half
	2008	2007	Increase
	£m	£m	%

Global Markets
- Global Banking & Markets	(2,936)	2,196	(234)
- Global Transaction Services	886	585	51
Total Global Markets	(2,050)	2,781	(174)
Regional Markets
- UK Retail & Commercial Banking	3,221	3,010	7
- US Retail & Commercial Banking	534	788	(32)
- Europe & Middle East Retail & Commercial Banking	416	363	15
- Asia Retail & Commercial Banking	126	43	193
Total Regional Markets	4,297	4,204	2
RBS Insurance	513	363	41
Group Manufacturing	(2,208)	(1,748)	(26)
Central items	(521)	(494)	(5)
Share of shared assets	(224)	-	-
RFS minority interest	(1)	-	-
	(194)	5,106	(104)
Amortisation of purchased intangible costs	(182)	(43)	-
Integration costs	(316)	(55)	-
Operating (loss)/profit before tax	(692)	5,008	-

Risk-weighted assets of each division were as follows:
	Basel II	Basel II	Basel I
	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Global Markets
- Global Banking & Markets	211.9	213.1	191.4
- Global Transaction Services	17.1	15.6	12.6
Total Global Markets	229.0	228.7	204.0
Regional Markets
- UK Retail & Commercial Banking	159.4	153.1	179.0
- US Retail & Commercial Banking	55.4	53.8	57.1
- Europe & Middle East Retail & Commercial Banking	29.9	30.3	36.7
- Asia Retail & Commercial Banking	5.3	4.9	3.3
Total Regional Markets	250.0	242.1	276.1
Other	12.7	15.3	9.9
RFS minority interest	152.0	154.7	119.0
	643.7	640.8	609.0

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS

	First half	First half
	2008	2007
	£m	£m

Net interest income	1,631	655
Non-interest income	(493)	3,930
Total income	1,138	4,585
Direct expenses
- staff costs	1,979	1,295
- other	779	290
- operating lease depreciation	125	192
	2,883	1,777
Impairment losses	305	27
Contribution	(2,050)	2,781

	30 June	31 December
	2008	2007
	£bn	£bn

Total third party assets*	781.3	887.6
Loans and advances**	299.4	273.1
Customer deposits***	155.4	163.7

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	229.0	228.7	****204.0

*excluding derivatives mark to market
**excluding reverse repos
***excluding repos
****on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL BANKING & MARKETS

	First half	First half
	2008	2007
	£m	£m

Net interest income from banking activities	1,423	671
Funding costs of rental assets	(232)	(256)
Net interest income	1,191	415
Net fees and commissions receivable	695	525
Income from trading activities	2,073	1,532
Other operating income	1,347	1,370
Non-interest income before credit market write-downs	4,115	3,427
Credit market write-downs and one-off items	(5,341)	(38)
Non-interest income	(1,226)	3,389
Total income	(35)	3,804
Direct expenses
- staff costs	1,793	1,171
- other	689	224
- operating lease depreciation	125	192
	2,607	1,587
Impairment losses	294	21
Contribution	(2,936)	2,196

Analysis of income by product:
Rates, currencies and commodities	2,935	1,111
Equities	524	61
Credit markets	355	1,242
Asset and portfolio management	1,492	1,428
Total income before credit market write downs and one off-items	5,306	3,842
Credit market write downs and one-off items	(5,341)	(38)
Total income	(35)	3,804

	30 June	31 December
	2008	2007
	£bn	£bn

Loans and advances	282.3	257.3
Reverse repos	188.6	308.9
Securities	189.7	239.5
Cash and eligible bills	49.8	26.9
Other assets	52.4	38.0
Total third party assets*	762.8	870.6
Net derivative assets (after netting)	73.8	64.1
Customer deposits**	96.5	106.7

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	211.9	213.1	***191.4

*excluding derivatives mark to market; **excluding repos; ***on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL BANKING & MARKETS (continued)

Global Banking & Markets has undertaken an active balance sheet management programme in the first half of 2008, managing down its US mortgage and leveraged finance exposures while at the same time reducing risk and leverage by cutting back total third party assets (excluding derivatives) by £108 billion since the year end.  We have achieved excellent trading performances in rates and currencies, and have materially upgraded our commodities capabilities, but credit markets and equities have experienced slower market conditions. Integration benefits are being delivered ahead of plan, with both revenue synergies and cost savings exceeding our initial targets.

Net mark-to-market adjustments of £5,341 million have been taken on credit market exposures during the period, comprising write-downs totalling £5,925 million, partially offset by a benefit of £584 million from the reduction in the carrying value of own debt carried at fair value. This has resulted in a loss for the division of £2,936 million.

Adjusting for the write-downs on credit market exposures and one-off items, total income increased by 38% to £5,306 million with contribution up 8% to £2,405 million.

GBM has produced a very strong performance in rates, currencies and commodities, where its leading positions in interest rate and currency risk management products have enabled it to benefit from market volatility with total income up from £1.1 billion to £2.9 billion. The establishment of our joint venture with Sempra Commodities has significantly enhanced the Group’s commodities activities.

Equities have seen good growth in capital markets and corporate broking fee income but weaker stock markets have held back results from equity trading and derivatives.

Credit markets income excluding the write-downs, has fallen sharply to £355 million, reflecting difficult trading conditions, the reduction in risk positions and the decline in securitisation and leveraged finance volumes across the industry, but we have continued to originate and distribute deals in both these areas. We have also strengthened and rebalanced our business in the US and Europe, growing our corporate client franchise with, for example, significant progress in investment grade corporate bonds and loans in both regions.

In asset and portfolio management, income totalled £1,492 million.

Net interest income totalled £1,191 million compared with £415 million. The increase reflects the acquisition of ABN AMRO in October 2007, strong growth in money markets, increased draw-downs on corporate borrowing facilities and renewals of corporate lending at wider margins.

Non-interest income before credit market write-downs and one-off items was £4,115 million compared with £3,427 million.

Fees and commissions increased by 32% to £695 million with the inclusion of ABN AMRO partially offset by reduced origination volumes in the debt capital markets, notably in US securitisations.

The loss from trading activities was £3,268 million, with weaker income from credit market trading partially offset by good growth in money markets, currencies and commodities.

Other operating income was £1,347 million, with lower gains in the first half of the year.

Direct expenses increased by 64% to £2,607 million, with staff costs increasing by 53%, reflecting the inclusion of ABN AMRO and Sempra Commodities partially offset by lower variable performance-related pay.

Impairment losses on customer loans and advances increased from a historically low base to £192 million, representing on an annualised basis 0.15 per cent of customer loans and advances. In addition, impairment losses of £102 million were recognised in respect of available-for-sale securities.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL BANKING & MARKETS (continued)

Loans and advances increased by 10% since the end of 2007 to £282.3 billion, as GBM continued to extend credit selectively to clients. Customers had increased drawings on existing credit lines in the early part of the year, but by active management of leverage and risk we have reduced total third party assets, excluding derivatives, by 12% since the end of 2007. Reverse repurchase positions have been cut back by 39% to £188.6 billion, while the securities portfolio has also been reduced significantly over the same period, dropping by 21% to £189.7 billion. Holdings of highly liquid cash and bills have increased by £23 billion to £49.8 billion.

Risk-weighted assets decreased by 1% to £211.9 billion. The integration of Sempra Commodities added £20 billion of RWAs; this has been more than offset by disciplined capital management and increased distribution activity.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL TRANSACTION SERVICES

	First half	First half
	2008	2007
	£m	£m

Net interest income	440	240
Non-interest income	733	541
Total income	1,173	781
Direct expenses
- staff costs	186	124
- other	90	66
	276	190
Impairment losses	11	6
Contribution	886	585

Analysis of income by product:
Cash management	733	467
Merchant services and cards	328	302
Trade finance	112	12
Total income	1,173	781

	30 June	31 December
	2008	2007
	£bn	£bn

Total third party assets	18.5	17.0
Loans and advances	17.1	15.9
Customer deposits	58.9	57.0

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	17.1	15.6	*12.6

*on Basel I basis

Global Transaction Services grew income by 50% to £1,173 million and contribution 51% to £886 million in the first half of 2008, demonstrating the strength and enhanced international capability of its cash management and trade finance platform.

Growth was driven by a strong performance in cash management. Growth in customer deposits offset the effect of lower interest rates on income from non-interest bearing balances.  Fees for payment services increased strongly, particularly outside of the UK. The division has achieved considerable success in winning new international cash management mandates from existing clients on the strength of its enhanced international payments platform.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL MARKETS
GLOBAL TRANSACTION SERVICES (continued)

Merchant services and commercial cards delivered a 9% increase in income to £328 million, with particularly good growth in Streamline International. Merchant acquiring volumes have increased, and there was stronger growth in debit than credit card transactions.

Trade finance made good progress with improved penetration into the Asia-Pacific market and has expanded its supply chain finance activities with an enhanced product suite. Margins have been expanded to reflect increased pricing for country risk.

Direct expenses rose by 45% to £276 million from the first half of 2007, primarily reflecting the inclusion of the ABN AMRO business and investment in the second half of 2007 to expand the business.

Impairment losses were £11 million compared with £6 million in the first half of 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS

	First half	First half
	2008	2007
	£m	£m

Net interest income	5,162	4,683
Non-interest income	2,940	2,887
Total income	8,102	7,570
Direct expenses
- staff costs	1,634	1,436
- other	896	803
	2,530	2,239
Insurance net claims	64	285
Impairment losses	1,211	842
Contribution	4,297	4,204

	30 June	31 December
	2008	2007
	£bn	£bn

Total banking assets	380.6	363.4
Loans and advances to customers – gross	346.9	327.7
Customer deposits*	280.6	275.2
Investment management assets – excluding deposits	45.3	45.7

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	250.0	242.1	**276.1

* excluding bancassurance
** on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

	First half	First half
	2008	2007
	£m	£m

Net interest income	3,446	3,245
Fees and commissions	1,515	1,440
Other non-interest income	555	779
Non-interest income	2,070	2,219
Total income	5,516	5,464
Direct expenses
- staff costs	973	937
- other	564	526
	1,537	1,463
Insurance net claims	64	285
Impairment losses	694	706
Contribution	3,221	3,010

	30 June	31 December
	2008	2007
	£bn	£bn

Total banking assets	234.5	220.7
Loans and advances to customers – gross
- UK Retail Banking	117.6	111.1
- UK Corporate & Commercial Banking	107.0	98.9
- UK Wealth	9.0	8.4
Customer deposits*	191.8	189.3
AUMs – excluding deposits	25.4	25.8

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	159.4	153.1	**179.0
* excluding bancassurance; ** on Basel I basis

UK Retail & Commercial Banking produced a good performance in the first half of the year across its businesses. Total income grew by 1% to £5,516 million and contribution increased by 7% to £3,221 million.

Retail Banking performed well, with steady income generation and controlled cost growth. We have increased market share in selected segments at attractive margins and with acceptable risk criteria. Commercial Banking delivered controlled growth in customer volumes at expanding risk premia. UK Wealth maintained its strong growth record, demonstrating its ability to continue to make progress in more difficult equity market conditions.

As anticipated, there has been some increase from historically low impairment losses in the corporate and commercial segment, particularly among smaller businesses. Personal sector credit costs have so far continued to decline, reflecting the cautious approach taken in recent years to the personal unsecured market. We continue to monitor forward-looking credit indicators closely and have tightened scorecards and lending limits where appropriate.

Risk-weighted assets increased to £159.4 billion, up 4% since the start of the year, reflecting growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Retail Banking	First half	First half
	2008	2007
	£m	£m

Net interest income	2,129	2,059
Fees and commissions	1,144	1,118
Other non-interest income	197	415
Non-interest income	1,341	1,533
Total income	3,470	3,592
Direct expenses
- staff costs	595	604
- other	285	259
	880	863
Insurance net claims	64	285
Impairment losses	556	606
Contribution	1,970	1,838

	30 June	31 December
	2008	2007
	£bn	£bn
Loans and advances to customers – gross
- mortgages	72.4	67.3
- personal	17.7	17.3
- cards	7.8	7.8
- business	19.7	18.7
Customer deposits*	96.3	96.1
AUMs – excluding deposits	6.6	7.0

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	67.2	65.7	**72.5

* excluding bancassurance
** on Basel I basis

Retail Banking contribution increased by 7% to £1,970 million.

RBS and NatWest continue to lead the other major high street banks in Great Britain for customer satisfaction, demonstrating our strong commitment to service. In the last 12 months we have attracted more than one million new money transmission account customers, helping to retain our joint number one position in the current account market.

Business Banking has continued to grow, cementing the Group’s market leadership with a market share of 25%, and 22% in the start-up market.

Average deposits have increased by 9%, driven by strong performance in personal savings, up 13%, and business deposits, up 9%. Pricing has been managed with a view to enhancing margins despite competitive pressure.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Retail Banking (continued)

Average loans and advances to customers increased by 5%, with good growth in mortgage and business lending but more limited increases in personal unsecured lending, where average balances were ahead 1%. We continue to concentrate on lending through core banking relationships. Following several years in which we have had a limited appetite for the returns available within the UK mortgage market, we have taken the opportunity during the first half to write good quality mortgages, improving market share at attractive margins.  Net mortgage lending market share increased to 17% from less than 2% in 2007, against a share of stock of 6%.

Net interest income increased by 3% to £2,129 million as a result of strong balance sheet growth, partly offset by a reduction in net interest margin, which reflects in part the increasing weight of lower margin secured lending products in the asset mix. While new business asset margins have improved, these will take time to feed through to back book pricing.

Non-interest income decreased by 13% to £1,341 million.

Direct expenses remain under tight control with a reduction in staff costs as we focus on increased efficiency with further investment in customer-facing staff. Other costs have increased by 10% as a result of investments in selected business lines.

Impairment losses decreased by 8% to £556 million, with a further decline in personal impairments partly offset by an increase in small business delinquencies. Improvements in arrears have been observed across our consumer portfolios as a result of our previous cautious approach. We have taken specific actions in relation to new mortgage business to manage risk, reducing the availability of mortgages at higher loan to value ("LTV") ratios. LTVs on new mortgages written in the first half of the year averaged 66%, with the average LTV on the entire mortgage book at 49% and only 6% of mortgages at LTVs greater than 90%. Impairment losses from mortgages remain very low whilst arrears are broadly in line with the same period in 2007, and are below industry levels. Business banking has experienced an increase in impairment losses from historically low levels as the economy slows.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Corporate & Commercial Banking	First half	First half
	2008	2007
	£m	£m

Net interest income	1,040	943
Fees and commissions	218	205
Other non-interest income	363	345
Non-interest income	581	550
Total income	1,621	1,493
Direct expenses
- staff costs	260	228
- other	242	232
	502	460

Impairment losses	133	99
Contribution	986	934

	30 June	31 December
	2008	2007
	£bn	£bn
Loans and advances to customers – gross	107.0	98.9
Customer deposits	67.4	66.1

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	84.5	80.5	*100.3
* on Basel I basis

The first half of 2008 has seen a solid performance from UK Corporate & Commercial Banking, with total income up 9% to £1,621 million and contribution up 6% to £986 million.

Net interest income from banking activities increased by 10% to £1,040 million, with good growth in customer volumes. Average loans and advances rose by 17% driven partly by higher draw-downs of existing facilities, with improved margins on new lending over the previous year. Average customer deposits increased by 6%, despite acute competition in some segments. Net interest margin narrowed, partly driven by increased funding costs. As risk premia have expanded, new business asset margins have improved. However, these will take time to feed through to the portfolio.

Non-interest income increased by 6% to £581 million, reflecting strong growth in sales of interest rate and currency risk management products as well as good growth in lending fees.

Direct expenses rose 9% to £502 million with a 9% increase in headcount, reflecting the completion of last year’s 'Another Way of Banking' investment in front-line staff to improve service quality.

Impairment losses totalled £133 million, an increase of 34% on the previous year, largely in the smaller end of the corporate sector. Credit metrics have deteriorated in this segment as the economy has slowed, though there has been little change in the larger corporate sector.  The performance of our commercial property portfolio remains satisfactory, with average LTV ratios on the UK portfolio at 68% and less than 3% of the portfolio with LTVs greater than 85%. In view of economic conditions, a rise from historically low impairment levels is anticipated.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
UK RETAIL & COMMERCIAL BANKING

UK Wealth	First half	First half
	2008	2007
	£m	£m

Net interest income	277	243
Fees and commissions	129	117
Other non-interest income	19	19
Non-interest income	148	136
Total income	425	379
Direct expenses
- staff costs	118	105
- other	37	35
	155	140

Impairment losses	5	1
Contribution	265	238

	30 June	31 December
	2008	2007
	£bn	£bn
Loans and advances to customers – gross
- mortgages	4.9	4.2
- personal	3.1	3.0
- other	1.0	1.2
Customer deposits	28.1	27.1
AUMs – excluding deposits	18.8	18.8

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	7.7	6.9	*6.2

* on Basel I basis

UK Wealth Management delivered strong growth, with total income rising by 12% to £425 million and contribution by 11% to £265 million.

Wealth Management generates earnings from both private banking and investment services, and this balanced income base enabled the division to maintain strong organic growth. Coutts & Co performed particularly well, with contribution up by 20%.  Overall customer numbers increased by 3%. Average loans and advances to customers rose by 11% and average customer deposits by 18%, underpinning a 14% rise in net interest income to £277 million.

Non-interest income grew by 9% to £148 million, reflecting higher fee income and new product sales, particularly in Coutts. Assets under management rose to £18.8 billion at 30 June 2008, up 10% from a year earlier.

Direct expenses rose by 11% to £155 million, reflecting continued investment in the UK.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
US RETAIL & COMMERCIAL BANKING

	First half	First half	First half	First half
	2008	2007	2008	2007
	£m	£m	$m	$m

Net interest income	969	960	1,915	1,891
Non-interest income	421	401	831	790
Total income	1,390	1,361	2,746	2,681
Direct expenses
- staff costs	328	309	648	609
- other	168	181	332	357
	496	490	980	966
Impairment losses – core	196	48	388	94
Impairment losses – SBO	164	35	324	69
Contribution	534	788	1,054	1,552

Average exchange rate – US$/£	1.975	1.970

Analysis of contribution:
Retail	322	582	636	1,147
Commercial	212	206	418	405
	534	788	1,054	1,552

	30 June	31 December	30 June	31 December
	2008	2007	2008	2007
	£bn	£bn	$bn	$bn

Total assets	80.8	80.3	160.7	160.9
Loans and advances to customers – gross
- mortgages	9.0	9.5	17.9	19.1
- home equity	17.6	17.9	35.0	35.9
- other consumer	10.9	10.8	21.6	21.7
- corporate and commercial	19.7	18.8	39.2	37.6
Customer deposits	52.7	52.8	104.8	105.8

Spot exchange rate – US$/£	1.989	2.004

	30 June	1 January	31 December	30 June	1 January	31 December
	2008	2008	2007	2008	2008	2007
	£bn	£bn	£bn	$bn	$bn	$bn

Risk-weighted assets	55.4	53.8	*57.1	110.2	107.9	*114.4

* on Basel I basis

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
US RETAIL & COMMERCIAL BANKING (continued)

US Retail & Commercial Banking’s total income rose by 2% to £1,390 million and direct expenses by 1% to £496 million but contribution declined by 32% to £534 million, largely as a result of a substantial increase in impairment losses. In dollar terms, total income increased by 2% to $2,746 million while contribution fell by 32% to $1,054 million.

US Retail & Commercial achieved higher net interest income, reflecting a focus on disciplined management of our deposit base without substantially increasing rates. Net interest margin increased slightly to 2.71%. Business volumes were strong in selected segments. Good growth has been achieved in commercial banking, with average corporate loan balances increasing by 16%, while volumes in the consumer business are lower, reflecting reduced consumer demand and the application of tighter pricing and credit criteria for home equity and auto lending.

Non-interest income increased by 5% to £421 million, with good sales of currency and interest rate risk management products to commercial banking and corporate customers. In dollar terms, non-interest income increased by 5% to $831 million.

Direct expenses were held to £496 million, up 1%, with increased costs from the expansion of the mid-corporate relationship management team absorbed through enhanced efficiency measures in retail operations. In dollar terms, direct expenses were up 1% to $980 million

In the core US Retail & Commercial portfolio, impairment losses totalled £196 million ($388 million), up 52% compared with the second half of 2007. While there has been a decline in some customers’ credit scores in line with weakening economic conditions, refreshed FICO scores on consumer real estate-secured lending averaged in excess of 740 at 30 June 2008, with an average LTV ratio of 62% on the Citizens $17.9 billion residential mortgage book and 66% on its $27.3 billion core home equity book. Non-performing loans represented 0.41% of core home equity balances and 0.54% of residential mortgage balances.  Citizens does not originate negative amortisation mortgages or option adjustable rate mortgages. The overall commercial loan portfolio continues to perform well, with some increased impairment losses in the $10.2 billion commercial real estate segment, where charge-offs increased to 0.77% of balances in the first half.

Credit quality has deteriorated more sharply in an externally sourced home equity portfolio (the Serviced By Others (SBO) portfolio).This portfolio, now managed by a separate work-out group and in run-off, has been reduced by $1.6 billion over the last year to $7.7 billion at 30 June. Non-performing SBO loans now represent 1.98% of SBO balances. Impairment losses in relation to the SBO portfolio totalled £164 million ($324 million) in the first half. Closing provision balances totalled £208 million ($413 million), providing a coverage ratio of 2.7 times NPLs.

We continue to evaluate opportunities to optimise capital allocation by exiting or reducing exposure to lower growth or sub-scale segments, and recently announced an agreement to sell 18 rural branches in the Adirondacks region to Community Bank System.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
EUROPE & MIDDLE EAST RETAIL & COMMERCIAL BANKING

	First half	First half
	2008	2007
	£m	£m

Net interest income	569	449
Non-interest income	236	173
Total income	805	622
Direct expenses
- staff costs	205	137
- other	88	69
	293	206
Impairment losses	96	53
Contribution	416	363

Analysis of contribution:
Ulster Bank	376	347
Other Europe and Middle East	40	16
	416	363

	30 June	31 December
	2008	2007
	£bn	£bn

Total assets	58.6	55.5
Loans and advances to customers – gross
- mortgages	20.4	18.3
- corporate	28.5	25.3
- other	2.6	4.2
Customer deposits	23.4	22.3

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	29.9	30.3	*36.7

* on Basel I basis

Europe and Middle East Retail & Commercial Banking achieved a 29% rise in total income to £805 million and a 15% increase in contribution to £416 million, though economic growth has slowed markedly in the first half in its major markets in the island of Ireland. Results in sterling terms have benefited from the movement in the euro exchange rate; at constant exchange rates income rose by 17% and contribution by 4%.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
EUROPE & MIDDLE EAST RETAIL & COMMERCIAL BANKING (continued)

Within the core business, Ulster Bank, net interest income increased by 18% to £501 million, with average loans and advances to customers up 26% and average customer deposits up 20%.  Ulster Bank has tightened its lending criteria over the past year, withdrawing the Ulster Bank brand from the broker mortgage market and widening new business margins on mortgages and other loan products. Deposit pricing has remained competitive, and the increased cost of funds has fed through into net interest margin more quickly than the progressive repricing of the loan back book.

Non-interest income in Ulster Bank increased by 13% to £143 million driven by continued growth in capital markets fee income, although growth in wealth and bancassurance fees has moderated.

Ulster Bank direct expenses increased by 25% to £210 million, reflecting the largely complete investment programme to expand the branch and business centre footprint in 2007. The investment programme has strengthened Ulster Bank’s platform and enabled it to continue to add innovative products and attract new customers across the island of Ireland, with a record 53,000 new current account customers added during the first half.

Impairment losses in the Ulster Bank Group have risen to £57 million, reflecting growth in lending in previous years as well as a slowdown in Irish economic conditions which has affected commercial credit metrics. Ulster’s commercial property portfolio remains well diversified, with an average LTV ratio of 67%. The proportion of commercial property commitments secured on speculative developments remains well inside the Group’s limit of 3%.

Outside Ireland, E&ME Retail & Commercial has continued to make good progress, with a strong performance in the United Arab Emirates, where we are the market leader in credit cards, having sold 85,000 new cards in the first half of the year.  UAE income grew by 38% and contribution by 32%, while Romania also continued to achieve strong growth.

Across Europe and Middle East as a whole, loans and advances at 30 June were 8% higher than at the end of 2007. The sale of the European Consumer Finance businesses in Germany and Austria was completed on 1 July.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
ASIA RETAIL & COMMERCIAL BANKING

	First half	First half
	2008	2007
	£m	£m

Net interest income	178	29
Non-interest income	213	94
Total income	391	123
Direct expenses
- staff costs	128	53
- other	76	27
	204	80
Impairment losses	61	-
Contribution	126	43

Analysis of income:
Private banking	144	123
Cards and consumer finance	118	-
Affluent banking (and general)	103	-
Business banking	26	-
	391	123

	30 June	31 December
	2008	2007
	£bn	£bn

Total assets	6.7	6.9
Loans and advances to customers – gross	4.6	4.5
AUMs – excluding deposits	19.9	19.9
Customer deposits	12.7	10.8

	30 June	1 January	31 December
	2008	2008	2007
	£bn	£bn	£bn

Risk-weighted assets	5.3	4.9	*3.3

* on Basel I basis

Asia Retail & Commercial Banking delivered strong growth, with total income rising by £268 million to £391 million. Contribution grew by £83 million to £126 million.

The division operates in 8 countries in Asia: China, Hong Kong, India, Indonesia, Malaysia, Pakistan, Singapore and Taiwan, across 4 core business segments: affluent banking, cards & consumer finance, business banking and private banking.

In affluent banking, we have achieved good growth across the region, despite falling equity markets and worsening investor sentiment. China, in particular, has seen strong structured deposit and investment sales.

The current economic backdrop has led us to review our forward-looking credit metrics and to tighten our consumer lending policies. Despite this cards and consumer finance reported strong revenue growth and increased consumer net receivables.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGIONAL MARKETS
ASIA RETAIL & COMMERCIAL BANKING (continued)

Business banking has seen strong growth across most regions having performed particularly well in the Indian and Chinese markets.

RBS Coutts' offering of private banking and investment services continued to deliver good organic income growth in the first half of 2008.  Asia has seen good levels of client acquisition, though with lower average ticket sizes. Good growth in banking volumes offset weaker sales of equity-related investment products.  Non-interest income growth was largely driven by strong dealing profits, despite a downturn in investor sentiment.

Direct expenses rose by £124 million to £204 million, reflecting continued investment throughout the region.  Despite the highly competitive market, RBS Coutts Asia has recruited additional experienced private bankers.

Impairment losses were £61 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	First halff	First halff
	2008	2007
	£m	£m

Earned premiums	2,757	2,815
Reinsurers' share	(116)	(110)
Insurance premium income	2,641	2,705
Net fees and commissions	(202)	(201)
Other income	347	339
Total income	2,786	2,843
Direct expenses
- staff costs	155	147
- other	255	203
	410	350
Gross claims	1,916	2,164
Reinsurers' share	(53)	(34)
Net claims	1,863	2,130
Contribution	513	363

In-force policies (thousands)
- Own-brand motor	6,762	6,829
- Own-brand non-motor (home, rescue, pet, HR24)	5,484	3,757
- Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	9,035	9,588

General insurance reserves – total (£m)	8,142	8,223

RBS Insurance made good progress in the first half of 2008, with contribution recovering strongly to £513 million, an increase of 41%.  Excluding the £125 million impact of the June 2007 floods, contribution grew by 5%.  Total income was slightly lower at £2,786 million, reflecting a strategy of discontinuing less profitable partnership contracts while focusing on growth in our own-brand businesses.

Own-brand businesses increased income by 3% and contribution by 17%. In the UK motor market we have increased premium rates to offset claims inflation and continued to target lower risk drivers, with price increases concentrated in higher risk categories in order to improve profitability. During the first half we deployed selected brands on a limited number of aggregator web sites. Our international businesses in Spain, Italy and Germany performed well, with income up 25% and contribution growth doubling. All three countries achieved strong increases in contribution. Over the last six months own-brand motor policy numbers have again begun to increase to 6.8 million.

In own-brand non-motor insurance we have continued to achieve good sales through RBS and NatWest, where home insurance policies in force have increased by 23% since December. Overall in-force policies have grown by 46% to 5.5 million, benefiting from the addition of rescue cover to RBS and NatWest current account packages.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Results from our partnerships and broker business confirmed the Group’s strategy of refocusing on the more profitable opportunities in this segment, in which we provide underwriting and processing services to third parties.  We did not renew a number of rescue contracts and also pulled back from some less profitable segments of the broker market. As a result partnership and broker in-force policies have fallen by 6% over the last year with a corresponding 8% reduction in income. Contribution, however, grew by 99%, or by 18% excluding the impact of the 2007 floods.

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was 3% lower at £2,439 million, reflecting 4% growth in our own brands offset by an 11% decline in the partnerships and broker segment. Other income rose by 2% to £347 million, reflecting increased investment income.

Direct expenses grew by 17% to £410 million, as a result of accelerated marketing investment in our own brands, including the launch of our new commercial insurance offering, Direct Line for Business, which has made a strong start.  Cost growth has also been significantly affected by increased industry levies and an increase in profit sharing payments from the 2007 level, which was depressed by flood claims. Excluding these elements costs were only 1% higher.

Net claims fell by 13% to £1,863 million, benefiting from more benign weather conditions. Excluding the impact of the 2007 floods, net claims costs reduced by 6%, helped by continuing improvements in risk selection.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP MANUFACTURING

	First half	First half
	2008	2007
	£m	£m

Staff costs	555	455
Other costs	1,653	1,293
Total manufacturing costs	2,208	1,748

Analysis of manufacturing costs:
Group Technology	676	477
Group Property	813	579
Customer Support and other operations	719	692
Total manufacturing costs	2,208	1,748

Group Manufacturing costs have increased by 26% to £2,208 million in the first half of 2008 largely due to the acquisition of ABN AMRO.

Growth in business volumes has been absorbed through improvements in productivity. We have maintained high levels of customer satisfaction while continuing to invest in the further development of our business.  Staff costs increased by 22% while other costs rose by 28% principally because of the inclusion of ABN AMRO. Allowing for this, both staff and other costs increased by 4% with efficiencies offsetting the effects of inflation and increased business volumes.

Group Technology costs rose by 42% to £676 million. Excluding the increase in 2008 associated with the inclusion of the ABN AMRO business, costs rose just 1% to £484 million with increases in business demand balanced by savings delivered across the business.

Group Property costs rose by 40% or 10% excluding ABN AMRO, reflecting continuing investment to support the strong growth of our business. These investments included the opening of a new Global Markets office in Tokyo and further development of our UK Corporate and Commercial Banking and Ulster Bank branch networks, as well as ongoing investment in cash centre security.

Customer Support and other operations costs increased by 4%. Adjusting for ABN AMRO, costs rose by just 1% as further improvements in productivity enabled us to continue to absorb significant increases in service volumes and global inflationary pressure. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Ongoing investment in process re-engineering across our operational centres under the 'Work-Out' banner continues to deliver efficiency gains.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half	First half
	2008	2007
	£m	£m

Funding costs	191	201
Departmental and other corporate costs	330	293
Total central items	521	494

Central costs were up 5% to £521 million.

Funding costs were lower at £191 million, reflecting the benefit of  the rights issue, the proceeds from which were received on 9 June 2008, changes in the funding mix, gain on hedges partially offset by volatility attributable to derivatives, which do not qualify for hedge accounting.

Departmental and other corporate costs, up 13% to £330 million, partially due to wage awards.

THE ROYAL BANK OF SCOTLAND GROUP plc

CREDIT MARKET EXPOSURES

The write-downs before tax included in the Group's results for the six months ended 30 June 2008 are as follows.

	30 June 2008			31 December 2007
	Net exposure (1)	Write-downs before tax	Average price	Net exposure	Average price
	£m	£m	%	£m	%
Asset-backed CDOs
High grade	1,608	990	52	2,581	84
Mezzanine	361	902	20	1,253	70
	1,969	1,892	40	3,834	79

Monoline exposures	2,398	2,120	n/a	2,547	n/a

US residential mortgages
Sub-prime (2)	257	276	35	1,292	72
Alt-A	803	750	39	2,233	83
Other non-agency	843	18	86	794	94
	1,903	1,044	59	4,319	81

US commercial mortgages	1,478	94	87	1,809	97

Leveraged finance (3)	10,789	863	92	14,506	96

CLOs	1,051	113	84	1,386	93
		6,126
CDS hedging		(201)
Total net of CDS hedging		5,925

Notes:

(1) Net of hedges and write-downs.

(2) Includes investment grade, non-investment grade and residuals.

(3) Includes commitments to lend.

THE ROYAL BANK OF SCOTLAND GROUP plc

CREDIT MARKET EXPOSURES (continued)

Write-downs taken in the first half totalled £5,925 million.

Lower valuations of underlying assets have led to an increase in the Group’s monoline exposures, partially offset by additional hedges purchased with other counterparties. This, together with weakening in the market value of monoline credit, has led to a credit valuation adjustment of £2.1 billion.  The value of the total credit valuation adjustment and hedges is now greater than the Group’s CDO and RMBS-related monoline exposure. Of the Group’s £2.4 billion net exposure to monolines, £2.3 billion related to counterparties still rated as investment grade, including £1.2 billion in relation to AAA- and AA-rated insurers.

The Group has reduced its trading inventory of US residential mortgages by £1.5 billion, selling off tranches of sub-prime and Alt-A mortgages.  Holdings of other non-agency debt have increased slightly, but commercial mortgage inventory has also been sold down.

The Group’s portfolio of leveraged loans has been reduced from £14.5 billion at the end of 2007 to £10.8 billion at 30 June, principally through the sale of a number of holdings. During July an additional £1.25 billion of leveraged loans were sold, also at prices in line with the June valuations.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2008			First half 2007
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Treasury and other eligible bills	215	3	2.79	687	16	4.66
Loans and advances to banks	51,954	1,140	4.39	23,720	612	5.16
Loans and advances to customers	694,610	20,485	5.90	382,155	12,148	6.36
Debt securities	108,681	2,452	4.51	22,273	682	6.12
Total interest-earning assets
- banking business	855,460	24,080	5.63	428,835	13,458	6.28
- trading business	477,634			261,200
Total interest-earning assets	1,333,094			690,035
Non-interest-earning assets	752,935			251,997
Total assets	2,086,029			942,032
Liabilities
Deposits by banks	136,265	2,860	4.20	59,010	1,329	4.50
Customer accounts	495,481	8,658	3.49	275,941	5,461	3.96
Debt securities in issue	227,611	5,109	4.49	72,248	1,798	4.98
Subordinated liabilities	37,235	1,144	6.14	25,881	725	5.60
Internal funding of trading business	(112,856)	(2,273)	4.03	(52,857)	(1,238)	4.68
Total interest-bearing liabilities
- banking business	783,736	15,498	3.95	380,223	8,075	4.25
- trading business	510,554			263,086
Total interest-bearing liabilities	1,294,290			643,309
Non-interest-bearing liabilities
- demand deposits	34,828			30,145
- other liabilities	703,524			227,901
Shareholders’ equity	53,387			40,677
Total liabilities and shareholders equity	2,086,029			942,032

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
2.	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance assets and liabilities attributable to policyholders.
3.	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average interest rates
		First half	First half
		2008	2007
Average rate		%	%

The Group's base rate		5.19	5.31

London inter-bank three month offered rates:
-	Sterling	5.81	5.65
-	Eurodollar	3.02	5.36
-	Euro	4.67	3.94

	First half	First half
	2008	2007
	%	%
Yields, spreads and margins of the banking business:

Gross yield on interest-earning assets of banking business (1)	5.63	6.28
Cost of interest-bearing liabilities of banking business	(3.95)	(4.25)
Interest spread of banking business (2)	1.68	2.03
Benefit from interest-free funds	0.33	0.48
Net interest margin of banking business (3)	2.01	2.51

Notes

1.	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
2.	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
3.	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2008

	First half	First half
	2008	2007
	£m	£m

Interest receivable	24,080	13,458
Interest payable	15,498	8,075
Net interest income	8,582	5,383
Fees and commissions receivable	4,917	3,588
Fees and commissions payable	(1,188)	(916)
(Loss)/income from trading activities	(3,373)	1,875
Other operating income (excluding insurance premium income)	1,635	1,712
Insurance premium income	3,308	3,193
Reinsurers’ share	(152)	(145)
Non-interest income	5,147	9,307
Total income	13,729	14,690
Staff costs	5,523	3,494
Premises and equipment	1,218	748
Other administrative expenses	2,420	1,319
Depreciation and amortisation	1,410	835
Operating expenses	10,571	6,396
Profit before other operating charges and impairment losses	3,158	8,294
Insurance claims	2,264	2,468
Reinsurers’ share	(75)	(53)
Impairment losses	1,661	871
Operating (loss)/profit before tax	(692)	5,008
Tax (credit)/charge	(333)	1,272
(Loss)/profit from continuing operations	(359)	3,736
Profit from discontinued operations, net of tax	234	-
(Loss)/profit for the period	(125)	3,736
Minority interests	452	75
Other owners' dividends	225	106
(Loss)/profit attributable to ordinary shareholders	(802)	3,555

Basic earnings per ordinary share (Note 5)	(6.6p )	32.3	p

Diluted earnings per ordinary share (Note 5)	(6.6p )	32.0	p

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2008

	30 June	31 December
	2008	2007
	£m	£m
Assets
Cash and balances at central banks	35,580	17,866
Treasury and other eligible bills	50,730	18,229
Loans and advances to banks	152,292	219,460
Loans and advances to customers	807,867	829,250
Debt securities	207,009	276,427
Equity shares	37,689	53,026
Settlement balances	27,624	16,589
Derivatives	483,281	337,410
Intangible assets	43,471	48,492
Property, plant and equipment	16,172	18,750
Prepayments, accrued income and other assets	23,493	19,066
Assets of disposal groups	63,537	45,954
Total assets	1,948,745	1,900,519

Liabilities
Deposits by banks	245,184	312,633
Customer accounts	643,622	682,365
Debt securities in issue	274,719	273,615
Settlement balances and short positions	84,083	91,021
Derivatives	475,731	332,060
Accruals, deferred income and other liabilities	24,104	34,520
Deferred taxation	3,573	5,510
Insurance liabilities	9,596	10,162
Subordinated liabilities	39,661	37,979
Liabilities of disposal groups	44,779	29,228
Total liabilities	1,845,052	1,809,093
Equity:
Minority interests	42,056	38,388
Owners’ equity*
Called up share capital	4,064	2,530
Reserves	57,573	50,508
Total equity	103,693	91,426
Total liabilities and equity	1,948,745	1,900,519

*Owners’ equity attributable to:
Ordinary shareholders	53,283	44,684
Other equity owners	8,354	8,354
	61,637	53,038

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 2008

	First half	First half
	2008	2007
	£m	£m

Net movements in reserves:
Available-for-sale	(1,796)	(825)
Cash flow hedges	326	(125)
Currency translation	3,509	(199)

Tax on items recognised direct in equity	423	180
Net income/(expense) recognised direct in equity	2,462	(969)
(Loss)/profit for the period	(125)	3,736
Total recognised income and expense for the period	2,337	2,767

Attributable to:
Equity shareholders	(901)	3,020
Minority interests	3,238	(253)
	2,337	2,767

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2008

	First half	First half
	2008	2007
	£m	£m
Operating activities
Operating (loss)/profit before tax	(692)	5,008
Operating profit before tax on discontinued activities	463	-

Adjustments for:
Depreciation and amortisation	1,410	835
Interest on subordinated liabilities	1,144	725
Charge for defined benefit pension schemes	244	234
Cash contribution to defined benefit pension schemes	(379)	(239)
Elimination of non-cash items on discontinued activities	374	-
Elimination of foreign exchange differences and other non-cash items	(13,381)	(2,474)
Net cash inflow from trading activities	(10,817)	4,089
Changes in operating assets and liabilities	(32,572)	3,627
Net cash flows from operating activities before tax	(43,389)	7,716
Income taxes paid	(1,327)	(1,022)
Net cash flows from operating activities	(44,716)	6,694

Investing activities
Sale and maturity of securities	64,726	9,410
Purchase of securities	(37,494)	(8,210)
Sale of property, plant and equipment	1,217	2,009
Purchase of property, plant and equipment	(2,855)	(2,086)
Net investment in business interests and intangible assets	(1,602)	(278)
Proceeds on disposal of discontinued activities	7,963	-
Net cash flows from investing activities	31,955	845
Financing activities
Issue of ordinary shares	12,006	-
Issue of other equity interests	-	460
Issue of subordinated liabilities	2,061	1,009
Proceeds of minority interests issued	810	-
Redemption of minority interests	(243)	(33)
Shares purchased by employee trusts	(16)	(50)
Shares issued under employee share schemes	1	52
Repayment of subordinated liabilities	(408)	(877)
Dividends paid	(2,637)	(2,252)
Interest paid on subordinated liabilities	(1,234)	(684)
Net cash flows from financing activities	10,340	(2,375)

Effects of exchange rate changes on cash and cash equivalents	7,501	(356)

Net increase in cash and cash equivalents	5,080	4,808
Cash and cash equivalents at beginning of period	148,955	71,651
Cash and cash equivalents at end of period	154,035	76,459

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 106 to 113 of the 2007 Form 20-F. These accounting policies have been consistently applied in the preparation of these interim consolidated financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the Group’s interim consolidated financial statements have been made.

These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2007 included in the 2007 Form 20-F. The balance sheet as at 31 December 2007 has been extracted from the audited financial statements included in the 2007 Form 20-F.

The Group adopted IFRS 8 ‘Operating Segments’ with effect from January 2008. These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

2.	Restatements
The income statement and related notes and the cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real as a discontinued operation.

3.	Loan impairment provisions

Operating (loss)/profit is stated after charging loan impairment losses of £1,588 million (first half 2007 - £851 million).  The balance sheet loan impairment provisions decreased in the half year ended 30 June 2008 from £6,441 million to £5,958 million, and the movements thereon were:

	First half	First half
	2008	2007
	£m	£m

At beginning of period	6,441	3,935
Currency translation and other adjustments	192	(6)
Acquisition of subsidiaries	-	7
Disposals	(40)	-
Transfers relating to discontinued operations and disposal groups	(970)	-
Amounts written-off	(1,333)	(768)
Recoveries of amounts previously written-off	171	126
Charge to the income statement	1,588	851
Unwind of discount	(91)	(83)
At end of period	5,958	4,062

The provision at 30 June 2008 includes £3 million (31 December 2007 - £3 million; 30 June 2007 - £2 million) in respect of loans and advances to banks.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Taxation

The charge for taxation represents 48.1% (first half 2007 - 25.4%) of (loss)/profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 28.5% as follows:

		First half	First half
		2008	2007
		£m	£m

	(Loss)/profit before tax	(692)	5,008

	Expected tax (credit)/charge at 28.5% (2007 - 30%)	(197)	1,502
	Non-deductible items	156	67
	Non-taxable items	(225)	(79)
	Foreign profits taxed at other rates	(52)	25
	Reduction in deferred tax liability following change in the rate of UK Corporation Tax	-	(157)
	Other	47	(5)
	Adjustments in respect of prior periods	(62)	(81)
	Actual tax (credit)/charge	(333)	1,272

	Overseas tax included above	350	547

5.	Earnings per share
	Earnings per share have been calculated based on the following:
		First half	First half
		2008	2007
		£m	£m
	Earnings
	(Loss)/profit attributable to ordinary shareholders	(802)	3,555
	Add back finance cost on dilutive convertible securities	-	31
	Diluted earnings attributable to ordinary shareholders	(802)	3,586

		Number of shares – millions

Weighted average number of ordinary shares*
In issue during the period	12,197		11,001
Effect of dilutive share options and convertible securities	-		189
Diluted weighted average number of ordinary shares in issue during the period	12,197		11,190

Basic earnings per share*	(6.6p	)	32.3	p

Diluted earnings per share*	(6.6p	)	32.0	p

*prior period data have been restated for the bonus element of the rights issue completed in June 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Segmental analysis

	Total revenue	External	Inter segment	Total
		£m	£m	£m
	Half year ended 30 June 2008
	Global Markets
	- Global Banking & Markets	6,898	5,378	12,276
	- Global Transaction Services	1,439	41	1,480
	Regional Markets
	- UK Retail & Commercial Banking	9,409	1,896	11,305
	- US Retail & Commercial Banking	2,322	-	2,322
	- Europe & Middle East Retail & Commercial Banking	1,633	128	1,761
	- Asia Retail & Commercial Banking	429	182	611
	RBS Insurance	3,098	14	3,112
	Group Manufacturing	21	-	21
	Central items	538	5,271	5,809
	Share of shared assets	193	117	310
	RFS minority interest	4,587	417	5,004
	Elimination of intra-group transactions	-	(13,444)	(13,444)
		30,567	-	30,567
	Half year ended 30 June 2007
	Global Markets
	- Global Banking & Markets	6,621	4,267	10,888
	- Global Transaction Services	1,003	36	1,039
	Regional Markets
	- UK Retail & Commercial Banking	8,858	1,727	10,585
	- US Retail & Commercial Banking	2,619	-	2,619
	- Europe & Middle East Retail & Commercial Banking	1,277	43	1,320
	- Asia Retail & Commercial Banking	130	158	288
	RBS Insurance	3,150	45	3,195
	Group Manufacturing	27	-	27
	Central items	141	4,611	4,752
	Elimination of intra-group transactions	-	(10,887)	(10,887)
		23,826	-	23,826

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Segmental analysis (continued)

		First half	First half
		2008	2007
	Contribution	£m	£m
	Global Markets
	- Global Banking & Markets	(2,936)	2,196
	- Global Transaction Services	886	585
	Total Global Markets	(2,050)	2,781
	Regional Markets
	- UK Retail & Commercial Banking	3,221	3,010
	- US Retail & Commercial Banking	534	788
	- Europe & Middle East Retail & Commercial Banking	416	363
	- Asia Retail & Commercial Banking	126	43
	Total Regional Markets	4,297	4,204
	RBS Insurance	513	363
	Group Manufacturing	(2,208)	(1,748)
	Central items	(521)	(494)
	Share of shared assets	(224)	-
	RFS minority interest	(1)	-
		(194)	5,106
	Amortisation of purchased intangible assets	(182)	(43)
	Integration costs	(316)	(55)
		(692)	5,008

	30 June	31 December
	2008	2007
Total assets	£m	£m
Global Markets
- Global Banking & Markets	1,249,386	1,210,977
- Global Transaction Services	21,166	19,385
Total Global Markets	1,270,552	1,230,362
Regional Markets
- UK Retail & Commercial Banking	245,845	232,456
- US Retail & Commercial Banking	79,825	79,449
- Europe & Middle East Retail & Commercial Banking	59,185	56,087
- Asia Retail & Commercial Banking	7,444	7,663
Total Regional Markets	392,299	375,655
RBS Insurance	12,728	12,459
Group Manufacturing	5,961	5,650
Central items	44,294	3,677
Share of shared assets	4,871	27,327
RFS minority interest	218,040	245,389
	1,948,745	1,900,519

On 28 February 2008, the company announced changes to its organisational structure which are aimed at recognising the Group's presence in over 50 countries and facilitating the integration and operation of its expanded footprint. Following the acquisition of ABN AMRO in October 2007, the Group’s new organisational structure incorporates those ABN AMRO businesses to be retained by the Group but excludes the ABN AMRO businesses to be acquired by Fortis and Santander. This new organisational structure is expected to give the Group the appropriate framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7.	Dividends and capitalisation issue

During the period a dividend of 23.1p per ordinary share (2007 – 22.1p) in respect of the final dividend for 2007 was paid to ordinary shareholders, making the dividend 33.2p per ordinary share for 2007 as a whole.

As indicated in the prospectus issued in connection with the rights issue, the Board believes that it would be prudent to issue new ordinary shares to shareholders instead of paying the 2008 interim dividend in cash.  Shareholders on the register of members on 12 September 2008 were entitled to a capitalisation issue of 1 new ordinary share for every 40 shares held resulting in an issue of 404 million new shares. The issue represents approximately the same aggregate amount as the cash dividend paid for the interim period ended 30 June 2007, based on the closing share price of 233p per share on 7 August 2008.

As stated in the prospectus for the Group's rights issue, the Board's current intention is that the final dividend for the year ending 31 December 2008 will be paid in cash.

8.	Analysis of assets and liabilities of disposal groups
		30 June	31 December
		2008	2007
		£m	£m
	Assets of disposal groups
	Cash and balances at central banks	3,952	-
	Loans and advances to banks	6,943	-
	Loans and advances to customers	27,704	-
	Debt securities and equity shares	7,364	-
	Intangible assets	4,082	-
	Property, plant and equipment	526	395
	Other assets	3,804	-
	Discontinued operations and other disposal groups	54,375	395
	Assets acquired exclusively with a view to disposal	9,162	45,559
		63,537	45,954

Liabilities of disposal groups
Deposits by banks	4,216	-
Customer accounts	28,042	-
Debt securities in issue	1,115	-
Subordinated liabilities	976	-
Other liabilities	6,193	-
Discontinued operations and other disposal groups	40,542	-
Liabilities acquired exclusively with a view to disposal	4,237	29,228
	44,779	29,228

Assets and liabilities of disposal groups at 30 June 2008 primarily reflect the classification of Banco Real and other businesses of ABN AMRO acquired by Santander as discontinued operations, together with the assets and liabilities of Tesco Personal Finance, which, subject to regulatory approvals, are expected to be disposed of in the second half of 2008, and the ECF businesses in Germany and Austria, which were sold on 1 July 2008.

Assets and liabilities acquired exclusively with a view to disposal at 31 December 2007 comprised ABN AMRO business units, including Banca Antonveneta, Asset Management and Private Equity.  The Asset Management business was sold to Fortis on 3 April 2008 and Banca Antonveneta was sold to Monte dei Paschi di Sienna on 30 May 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of repurchase agreements
		30 June	31 December
		2008	2007
		£m	£m
	Reverse repurchase agreements and stock borrowing
	Loans and advances to banks	107,767	175,941
	Loans and advances to customers	85,973	142,357
	Repurchase agreements and stock lending
	Deposits by banks	112,212	163,038
	Customer accounts	92,375	134,916

10.	Analysis of consolidated equity
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m
	Called-up share capital
	At beginning of period	2,530	815	815
	Bonus issue of ordinary shares	-	1,576	1,576
	Rights issue	1,531	-	-
	Shares issued during the period	3	-	139
	At end of period	4,064	2,391	2,530

	Paid-in equity
	At beginning of period	1,073	-	-
	Securities issued during the period	-	-	1,073
	At end of period	1,073	-	1,073

	Share premium account
	At beginning of period	17,322	12,482	12,482
	Bonus issue of ordinary shares	-	(1,576)	(1,576)
	Rights issue, net of expenses of £246 million	10,469	-	-
	Shares issued during the period	46	460	6,257
	Redemption of preference shares classified as debt	-	159	159
	At end of period	27,837	11,525	17,322

	Merger reserve
	At beginning and end of period	10,881	10,881	10,881

	Available-for-sale reserves (see note 11 below)
	At beginning of period	1,032	1,528	1,528
	Currency translation adjustments	-	17	-
	Unrealised losses in the period	(1,322)	(376)	(191)
	Realised losses/(gains) in the period	60	(117)	(513)
	Taxation	343	204	208
	At end of period	113	1,256	1,032

	Cash flow hedging reserve
	At beginning of period	(555)	(149)	(149)
	Amount recognised in equity during the period	(297)	(26)	(460)
	Amount transferred from equity to earnings in the period	174	(99)	(138)
	Taxation	36	24	192
	At end of period	(642)	(250)	(555)

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of consolidated equity (continued)
		First half	First half	Full year
		2008	2007	2007
		£m	£m	£m
	Foreign exchange reserve
	At beginning of period	(426)	(872)	(872)
	Retranslation of net assets, net of related hedges	571	(220)	376
	Taxation	111	-	70
	At end of period	256	(1,092)	(426)

	Capital redemption reserve
	At beginning and end of period	170	170	170

	Retained earnings
	At beginning of period	21,072	15,487	15,487
	(Loss)/profit attributable to ordinary shareholders and other equity owners	(577)	3,661	7,549
	Ordinary dividends paid	(2,312)	(2,091)	(3,044)
	Equity preference dividends paid	(188)	(106)	(246)
	Paid-in equity dividends paid, net of tax	(27)	-	-
	Redemption of preference shares classified as debt	-	(159)	(159)
	Actuarial (losses)/gains recognised in retirement benefit schemes, net of tax	-	(48)	1,517
	Net cost of shares bought and used to satisfy share-based payments	(16)	(38)	(40)
	Share-based payments, net of tax	16	32	8
	At end of period	17,968	16,738	21,072

	Own shares held
	At beginning of period	(61)	(115)	(115)
	Shares purchased during the period	(39)	(50)	(65)
	Shares issued under employee share schemes	17	90	119
	At end of period	(83)	(75)	(61)

	Owners' equity at end of period	61,637	41,544	53,038

	Minority interests
	At beginning of period	38,388	5,263	5,263
	Currency translation adjustments and other movements	2,938	4	1,834
	Acquisition of ABN AMRO	-	-	32,245
	Profit attributable to minority interests	452	75	163
	Dividends paid	(137)	(55)	(121)
	Losses on available-for-sale securities, net of tax	(487)	(332)	(564)
	Movements in cash flow hedging reserves, net of tax	335	-	26
	Actuarial gains recognised in retirement benefit schemes, net of tax	-	-	19
	Equity raised	810	-	76
	Equity withdrawn and disposals	(243)	(41)	(553)
	At end of period	42,056	4,914	38,388

	Total equity at end of period	103,693	46,458	91,426

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

During the first half of 2008 unrealised losses on available-for-sale financial assets of £1,322 million were recognised directly in equity.  Available-for-sale reserves at 30 June 2008 amounted to £113 million (31 December 2007 - £1,032 million).  This balance comprises an unrecognised gain of £862 million (after tax) on the Group’s interest in the Bank of China offset by net unrecognised losses after tax of £749 million on the Group’s other portfolios of available-for-sale financial assets a majority of which are held by ABN AMRO.

In the first half of 2008, the Group recognised impairment losses of £73 million on its available-for-sale financial assets.  As discussed above, impairment losses are recognised when there is objective evidence of impairment.  The Group reviews its portfolios of available-for-sale financial assets regularly for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation.  However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment.  Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment.  The unrecognised losses in the Group’s available for sale portfolios reflect current market disruption and the underlying securities remain unimpaired.

12.	Analysis of contingent liabilities and commitments
		30 June	31 December
		2008	2007
		£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	45,579	46,441
	Other contingent liabilities	16,998	15,479
		62,577	61,920
	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	331,262	332,811
	Other commitments	6,907	5,368
		338,169	338,179

	Total contingent liabilities and commitments	400,746	400,099

	Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.  Recent Supreme Court and Fifth Circuit decisions provide further support for the Group’s position.  The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, its operating results or cash flows in any particular period.

On 27 July 2007, following agreement between the Office of Fair Trading ('OFT'), the Financial Services Authority and all the major UK banks (including the Group), the OFT issued proceedings in a test case against those banks to determine the legal status and enforceability of certain charges relating to unarranged overdrafts.  Following a hearing of preliminary issues in January 2008, the High Court concluded that charges relating to unarranged overdrafts are capable of being assessed for fairness.  That decision is subject to an appeal that is likely to be heard towards the end of 2008.  A second phase of the preliminary issues hearing was heard by the High Court in July 2008 and the Court’s decision is awaited.  The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case, which will involve a number of further hearings and possible appeals.  The Group is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

14.	Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008 RBS was advised by the SEC that it had commenced a non public, formal investigation relating to RBS's US sub-prime securities exposure and US residential mortgage exposures. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

15.	Related party transactions

Related party transactions in the half year ended 30 June 2008 were similar in nature to those for the year ended 31 December 2007 and were not material.  Full details of the Group’s related party transactions for the year ended 31 December 2007 are included in the Group’s 2007 Form 20-F.

16.	Date of approval
These condensed financial statements were approved by the Board of directors on 7 August 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

	First half	First half
	2008	2007
	£m	£m

Fees and commissions receivable	4,917	3,588
Fees and commissions payable
- banking	(986)	(715)
- insurance related	(202)	(201)
Net fees and commissions	3,729	2,672

Foreign exchange	906	424
Interest rate	1,447	922
Credit	(6,273)	421
Other	547	108
(Loss)/income from trading activities	(3,373)	1,875

Rental income and other asset-based activities	1,447	1,184
Other income
- principal investments	(289)	288
- net realised gains on available-for-sale securities	106	15
- dividend income	51	35
- profit on sale of property, plant and equipment	87	92
- other	233	98
Other operating income	1,635	1,712

Non-interest income (excluding insurance premiums)	1,991	6,259

Insurance net premium income	3,156	3,048

Total non-interest income	5,147	9,307

Staff costs
- wages, salaries and other staff costs	4,829	3,029
- social security costs	355	196
- pension costs	339	269
Premises and equipment	1,218	748
Other	2,420	1,319
Administrative expenses	9,161	5,561
Depreciation and amortisation	1,410	835
Operating expenses	10,571	6,396

General insurance	1,863	2,130
Bancassurance	326	285
Insurance net claims	2,189	2,415

Loan impairment losses	1,588	851
Impairment of available-for-sale securities	73	20
Impairment losses	1,661	871

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

	Basel II	Basel I
	30 June	31 December
	2008	2007
	£m	£m
Capital base
Core Tier 1 capital: ordinary shareholders’ funds and minority interests less intangibles	43,445	27,324
Preference shares and tax deductible securities	16,982	17,040
Less deductions from Tier 1 capital	(1,932)	n/a
Tier 1 capital	58,495	44,364
Tier 2 capital	30,335	33,693
Tier 3 capital	215	200
	89,045	78,257
Less: Supervisory deductions	(4,157)	(10,283)
Total regulatory capital	84,888	67,974

Risk-weighted assets
Credit and counterparty risk	574,100
Market risk	32,500
Operational risk	37,100
	643,700

Banking book		564,800
Trading book		44,200
		609,000

Risk asset ratio
Core Tier 1	6.7%	4.5%
Tier 1	9.1%	7.3%
Total	13.2%	11.2%

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS (continued)

	Basel II	Basel I
	30 June	31 December
	2008	2007
	£m	£m
Composition of capital
Tier 1
Shareholders’ equity and minority interests	101,270	88,311
Innovative Tier 1 securities and preference shares included in subordinated liabilities	6,814	6,919
Goodwill and other intangible assets	(43,471)	(48,492)
Goodwill – discontinued businesses	(4,230)	(3,232)
Regulatory and other adjustments	44	858
Less deductions from Tier 1 capital	(1,932)	n/a
Total Tier 1 capital	58,495	44,364
Tier 2
Unrealised gains in available-for-sale equity securities in shareholders’ equity and minority interests	2,423	3,115
Collective impairment losses, net of taxes	326	2,582
Qualifying subordinated liabilities	30,092	27,681
Minority and other interests in Tier 2 capital	300	315
Less deductions from Tier 2 capital	(2,806)	n/a
Total Tier 2 capital	30,335	33,693

Tier 3	215	200
Supervisory deductions
Unconsolidated investments	4,119	4,297
Other deductions	38	5,986
	4,157	10,283

Total regulatory capital	84,888	67,974

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers
The following table analyses loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

	30 June	31 December
	2008	2007
	£m	£m
UK Domestic
Central and local government	3,381	3,135
Finance	18,130	15,531
Individuals – home	79,114	73,916
Individuals – other	27,272	28,186
Other commercial and industrial comprising:
- Manufacturing	14,092	13,452
- Construction	10,565	10,202
- Service industries and business activities	59,079	53,965
- Agriculture, forestry and fishing	2,969	2,473
- Property	50,336	50,051
Finance leases and instalment credit	15,964	15,632
Interest accruals	1,762	2,116
	282,664	268,659

UK International
Central and local government	1,255	1,593
Finance	23,541	21,200
Individuals – other	476	561
Other commercial and industrial comprising:
- Manufacturing	7,757	7,631
- Construction	2,645	2,161
- Service industries and business activities	23,562	20,434
- Agriculture, forestry and fishing	124	97
- Property	18,231	13,664
Interest accruals	31	79
	77,622	67,420

Total UK offices	360,286	336,079

Overseas
Europe
Central and local government	2,920	2,371
Finance	25,550	21,329
Individuals – home	85,210	81,557
Individuals – other	13,009	16,292
Other commercial and industrial comprising:
- Manufacturing	18,296	15,159
- Construction	5,232	4,779
- Service industries and business activities	60,865	46,502
- Agriculture, forestry and fishing	4,824	4,650
- Property	18,709	15,768
Finance leases and instalment credit	2,104	1,620
Interest accruals	1,483	1,969
	238,202	211,996

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)
	30 June	31 December
	2008	2007
	£m	£m
US
Central and local government	346	386
Finance	12,045	14,446
Individuals – home	26,544	27,882
Individuals – other	10,691	10,879
Other commercial and industrial comprising:
- Manufacturing	8,651	7,399
- Construction	673	793
- Service industries and business activities	19,141	16,474
- Agriculture, forestry and fishing	24	20
- Property	4,731	6,456
Finance leases and instalment credit	2,308	2,228
Interest accruals	383	945
	85,537	87,908
Rest of World
Central and local government	4,943	2,592
Finance	15,027	11,967
Individuals – home	743	1,740
Individuals – other	3,363	12,261
Other commercial and industrial comprising:
- Manufacturing	5,412	8,078
- Construction	233	825
- Service industries and business activities	10,927	14,449
- Agriculture, forestry and fishing	107	1,941
- Property	2,805	2,898
Finance leases and instalment credit	34	18
Interest accruals	230	579
	43,824	57,348

Total overseas offices	367,563	357,252

Loans and advances to customers – gross	727,849	693,331
Loan impairment provisions	(5,955)	(6,438)
Total loans and advances to customers	721,894	686,893

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending
The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US.  The following table shows the estimated amount of loans which would be reported using the SEC’s classifications.  The figures are stated before deducting the value of security held or related provisions.

	30 June	31 December
	2008	2007
	£m	£m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,940	5,599
- Foreign	3,627	4,763
	9,567	10,362

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	642	217
- Foreign	116	152
	758	369

Total risk elements in lending	10,325	10,731
Potential problem loans (4):
- Domestic	139	63
- Foreign	2	608
	141	671

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	57%	56%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.42%	1.55%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	1.44%	1.64%

(1)
For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group.  'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment event has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

DERIVATIVES

	Assets	Liabilities
As at 30 June 2008	£m	£m

Exchange rate contracts
Spot, forwards and futures	23,656	26,685
Currency swaps	26,422	20,993
Options purchased	16,292	-
Options written	-	16,345

Interest rate contracts
Interest rate swaps	294,000	293,215
Options purchased	37,630	-
Options written	-	37,553
Futures and forwards	2,048	2,076

Credit derivatives	62,760	56,170

Equity and commodity contracts	20,473	22,694
	483,281	475,731

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off.  They are however effective in reducing the Group’s credit exposure from derivative assets.  The Group has executed master netting agreement with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.  The extent of netting under such agreements amounted to £406 billion at 30 June 2008. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION

Market risk
The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels.  The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios.  The VaR for the Group’s trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR

Interest rate	17.3	16.0	23.8	11.4
Credit spread	62.4	62.0	90.4	42.5
Currency	3.4	3.4	5.4	1.2
Equity	13.2	12.6	19.4	7.9
Commodity	6.6	16.3	17.8	-
Diversification effects		(33.0)
30 June 2008	62.0	77.3	89.3	44.0
31 December 2007	21.6	45.7	50.1	13.2
30 June 2007	16.1	16.7	19.0	13.2

Treasury VaR

30 June 2008	5.8	5.9	7.6	5.0
31 December 2007	3.7	5.5	6.4	1.3
30 June 2007	2.8	3.4	3.9	1.3

The Group's VaR should be interpreted in light of the limitations of the methodologies used.  These limitations include:
•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day.  Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.  The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses.

THE ROYAL BANK OF SCOTLAND GROUP plc

FAIR VALUE - FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.  Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Where the market for a financial instrument is not active, fair value is established using a valuation technique.  These valuation techniques involve a degree of management estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.  Where such data are not observable, they are estimated by management.  The table below shows financial instruments carried at fair value at 30 June 2008 in the Group’s financial statements, by valuation method.

	30 June 2008		31 December 2007
	Assets	Liabilities	Assets	Liabilities
	£bn	£bn	£bn	£bn

Quoted prices in active markets	126.5	51.9	159.4	65.7

Valuation techniques
- based on observable market data	741.2	642.0	669.4	510.4
- incorporating information other than observable data	28.3	6.1	32.7	15.3
	896.0	700.0	861.5	591.4

Financial assets and liabilities valued based on information other than observable market data are set out below.

	30 June 2008		31 December 2007
	Assets	Liabilities	Assets	Liabilities
	£bn	£bn	£bn	£bn

Syndicated loans	3.8	-	4.6	-
Commercial mortgages	1.3	-	2.2	-
Super senior tranches of asset-backed CDOs	2.0	-	3.8	-
Other debt securities	13.0	-	8.8	-
Exotic derivatives	4.8	2.3	5.2	4.4
Other portfolios	3.4	3.8	8.1	10.9
	28.3	6.1	32.7	15.3

No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

THE ROYAL BANK OF SCOTLAND GROUP plc

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties for the Group in the second half of 2008 are:

Market Conditions
Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency in interbank lending rates. Following the bankruptcy filing by Lehman Brothers in September 2008, global financial markets deteriorated sharply and it became apparent that a number of other major financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies in the United States, were experiencing difficulties.  In response, the United States government has intervened on an unprecedented scale to prevent the failure of some of these institutions and to provide support to the money market mutual fund industry. Governments in Europe including the United Kingdom have recently nationalised a number of financial institutions.  Central banks worldwide have agreed to act in concert to increase liquidity in the financial markets by taking measures such as increasing temporary reciprocal currency arrangement (or “swap lines”) by many billions of dollars. Despite these measures, investor confidence remains very low.

In a further effort to bolster the financial markets and provide relief to financial institutions, the members of the executive and legislative branches of the United States government negotiated an emergency spending measure which would give the Secretary of the Treasury the power to use public funds to purchase non-performing or illiquid assets from distressed financial institutions. The proposal, which was intended to increase liquidity in the credit markets and prevent further collapses of major financial institutions, was rejected by the House of Representatives on 29 September 2008. It is impossible to predict how the financial markets will react to this rejection or the form of any measures the United States government may take.

The Group is subject to the risks posed by the effects of the credit crisis on the global financial system and the economies in which the Group operates.  The precise nature of these risks cannot be predicted and the majority are outside the Group’s control.  The Group is also exposed to the risk of loss if financial institutions fail or are otherwise unable to meet their obligations.

Credit risk
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses.  The global economy slowed during the first half of 2008 and the outlook for the UK economy has deteriorated as growth reduced sharply and house prices fell.  In the US, the labour market has deteriorated and real estate prices continued to fall.  As a result, the Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2008 with increasing delinquencies and defaults leading to higher impairment charges.

In 2007 and the first half of 2008, the Group recorded significant write-downs on its credit market positions.  The Group continues to have exposure to these markets and as market conditions change the fair value of the Group’s instruments could fall further.  Furthermore, recent market volatility and illiquidity has made it difficult to value certain of the Group’s financial instruments.  Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments.

Liquidity risk
Liquidity risk is the risk that the Group will be unable to meet its obligations as they fall due.  Credit markets continue to experience a severe reduction in liquidity in the aftermath of events in the US sub-prime residential mortgage market.  The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, in controlling the mis-match of maturities and from carefully monitoring its undrawn commitments and contingent liabilities.  Further tightening of credit markets could affect the Group’s earnings in the second half of 2008.

Market risk
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks.  Changes in interest rate levels, yield curves and spreads in the second half of 2008 may affect the interest rate margin realised between lending and borrowing costs.  Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries, mainly ABN AMRO, Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets during the second half of 2008 may cause reductions in the value of the Group’s investment and trading portfolios.

Integration risk
The restructuring of ABN AMRO is complex involving substantial reorganisation of ABN AMRO’s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group’s businesses is underway.  However, risks remain that the Group may not realise all the anticipated benefits of the acquisition.

Regulatory risk
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Changes during the second half of 2008 in the regulatory and supervisory framework, in particular in the UK and US, could materially affect the Group’s business.

Litigation
The outcome of existing and future legal actions, claims against and by the Group and arbitrations could affect the financial performance of the Group in the second half of 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	30 June	31 December
	2008	2007

Number of ordinary shares in issue	16,142m	10,006m

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
Global Banking & Markets	21,300	22,700
Global Transaction Services	4,000	4,100
UK Retail & Commercial Banking	47,100	46,100
US Retail & Commercial Banking	18,100	18,000
Europe & Middle East Retail & Commercial Banking	8,000	8,000
Asia Retail & Commercial Banking	9,000	8,600
RBS Insurance	17,100	17,300
Group Manufacturing	42,500	42,000
Centre	4,000	4,600
	171,100	171,400
Integration	1,000	-
Share of shared assets	1,000	1,200
RFS minority interest	54,700	53,800
Group total	227,800	226,400

Capitalisation issue and share dealing facility
Shareholders on the company's register of members as at the close of business on 12 September 2008 (the capitalisation issue "record date") were entitled to a capitalisation issue of 1 new ordinary share ("new shares") for every 40 ordinary shares held resulting in an issue of 404 million new shares. The issue represents approximately the same aggregate amount as the cash dividend paid for the interim period ended 30 June 2007, based on the closing share price of 233p per share on 7 August 2008.  Dealings in the new shares commenced on 15 September 2008 on the London Stock Exchange and Euronext.

The company has arranged a free share dealing facility that will enable eligible shareholders who hold their shares in certificated form to sell up to 250 ordinary shares, including new shares from the capitalisation issue.  Fuller details of the dealing service were sent to eligible shareholders on 19 September 2008 and the dealing facility will be available until the end of November 2008.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2007 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION (continued)

Recent accounting developments
In addition to recent accounting developments discussed in the 2007 Form 20-F, the following are amendments issued by the IASB:
•
‘Improvements to IFRSs’, issued in May 2008, is a collection of amendments to IFRSs that are primarily effective for annual periods beginning on or after 1 January 2009, with earlier adoption permitted. The adoption of these amendments is not expected to have a material effect on the Group.

•
Amendments to IFRS 1 and IAS 27 – ‘Determining the cost of an Investment in the Separate Financial Statements’ was issued in May 2008. The main amendments remove the definition of the ‘cost method’ from IAS 27 and require dividends to be presented as income in the separate financial statements of the investor. Whilst not relevant for the Group’s consolidated financial statements, entities within the Group are evaluating the effect of these amendments on their financial statements.

•
An amendment to IAS 39 – ‘Eligible Hedged items’, issued in July 2008, is applicable for annual periods beginning after 1 July 2009. The amendment provides some clarity on the application of existing hedge accounting principles. The Group is currently assessing the impact of this amendment.

Interpretations issued by IFRIC in July 2008 are as follows:
•
IFRIC 15 ‘Agreements for the Construction of Real Estate’, effective for annual accounting periods beginning on or after 1 January 2009, provides guidance on the recognition of revenue among real estate developers for sale of units. IFRIC 15 is not expected to have a material effect on the Group.

•
IFRIC 16 ‘Hedges of a Net investment in a Foreign Operation’ is effective for annual periods beginning on or after 1 October 2008. The main change is the elimination of hedge accounting for a hedge of a foreign exchange difference between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. The interpretation is not expected to have a material effect on the Group.

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.9906 the Noon Buying Rate on 30 June 2008.

Summary consolidated income statement
	First half 2008		First half
			2007
	$m	£m	£m

Net interest income	17,083	8,582	5,383
Non-interest income	10,246	5,147	9,307
Total income	27,329	13,729	14,690
Operating expenses	21,043	10,571	6,396
Profit before other operating charges and impairment losses	6,286	3,158	8,294
Insurance net claims	4,357	2,189	2,415
Impairment losses	3,306	1,661	871
Operating (loss)/profit before tax	(1,377)	(692)	5,008
Tax	(662)	(333)	1,272
(Loss)/profit from continuing operations	(715)	(359)	3,736
Profit from discontinued operations	466	234	-
(Loss)/profit for the period	(249)	(125)	3,736
Profit attributable to:
Minority interests	900	452	75
Preference dividends	448	225	106
Ordinary shareholders	(1,597)	(802)	3,555
	(249)	(125)	3,736

Summary consolidated balance sheet
	30 June 2008		31 December 2007
	$m	£m	£m

Loans and advances	1,911,293	960,159	1,048,710
Debt securities and equity shares	487,096	244,698	329,453
Derivatives and settlement balances	1,017,007	510,905	353,999
Other assets	463,776	232,983	168,357
Total assets	3,879,172	1,948,745	1,900,519

Owners equity	122,695	61,637	53,038
Minority interests	83,717	42,056	38,388
Subordinated liabilities	78,949	39,661	37,979
Deposits	1,769,257	888,806	994,998
Derivatives, settlement balances and short positions	1,114,366	559,814	423,081
Other liabilities	710,188	356,771	353,035
Total liabilities and equity	3,879,172	1,948,745	1,900,519

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	First half	First half
	2008	2007

Earnings per ordinary share – pence (1)	(6.6)	32.3
Diluted earnings per ordinary share - pence (1)	(6.6)	32.0
Dividends per ordinary share - pence	23.1	22.1
Share price per ordinary share at period end - £	2.15	6.33
Market capitalisation at period end - £ billion	34.7	59.9
Net asset value per ordinary share - £	3.30	3.96
Return on average total assets - %	(0.08)	0.75
Return on average ordinary shareholders' equity - %	(3.9)	19.2
Average shareholders' equity as a percentage of average total assets - %	2.6	4.3
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	0.94	1.59
- excluding interest on deposits	0.42	6.29
Ratio of earnings to fixed charges only
- including interest on deposits	0.96	1.61
- excluding interest on deposits	0.49	7.11

(1)	First half 2007 data have been restated for the bonus element of the rights issue completed in June 2008.

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; the effect on the Group’s capital of write downs in respect of credit market exposures; the Group’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Guy Whittaker
Guy Whittaker
Group Finance Director
30 September 2008